Mail Stop 4561

      November 7, 2005

William L. Hudson
Executive Vice President, General Counsel and Secretary
Seagate Technology
920 Disc Drive
P.O. Box 66360
Scotts Valley, CA 95067

	Re:	Seagate Technology
		Post-Effective Amendment No. 1 on Form S-3
		Filed October 11, 2005
		File No. 333-122149

		Form 10-K for the Fiscal Year Ended August 1, 2005 Form 10-Q for the Quarter Ender September 30, 2005 File No. 1-31560

Dear Mr. Bailey:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Post-effective Amendment on Form S-3

General

1. Please move the information on pages 1-3 to a part of the registration statement not subject to Item 421(d) of Regulation C.

Incorporation by Reference, page 1

2. Please update this section to include your Form 10-Q for the quarter ended September 30, 2005, and any other documents filed with us pursuant to Sections 13(a) or 15(d) of the Exchange Act.

Selling Shareholders, page 32

3. Please expand the filing to describe the material transactions and relationships between Seagate and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of the initial issuance transaction to New SAC and the New SAC distribution strategy, including the dates of all planned distributions and the material terms of each planned distribution. We also were unable to locate the various "distributions described elsewhere in this prospectus" referred to in over fifty footnotes. Revise to provide the material terms of each of the referenced distributions so that investors are able to determine the manner in which each selling shareholder obtained the shares being offered for their account.

4. You currently provide natural person disclosure for only some of the selling shareholders. Please revise to disclose all individuals who actually exercise voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders who are non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

5. Please confirm that the entities identified in footnotes (5),
(10)
and (12) are the only selling shareholders that are legal entities that are affiliates of registered broker-dealers.





Form 10-K for the Fiscal Year Ended July 1, 2005

Item 9A. Controls and Procedures

Conclusions Regarding Disclosure Controls and Procedures, page 107

6. We note your disclosure that your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective, as of July 1, 2005, for the purpose of ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including you chief executive and chief financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please take this comment into consideration when preparing future Item 307 disclosure.

Changes in Internal Control over Financial Reporting, page 107

7. The purpose of the second paragraph in this section is unclear. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please confirm that you will comply with this comment in preparing future Item 507 disclosure; in the alternative, you may remove future reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits 31.1 and 31.2

8. Please confirm that Messrs Watkins and Pope signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to the certifications filed as exhibits 31.1 and 31.2 to your Form 10-Q for the quarter ended September 30, 2005.

Form 10-Q for the Quarter Ended September 30, 2005

Item 4.  Controls and Procedures, page 62

9. Please confirm that your management, including your chief executive officer and chief financial officer, evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of
Regulation S-K. Please confirm that you will comply with this comment when preparing future Item 307 disclosure.

10. We note your disclosure that there have been no significant changes to your internal controls over financial reporting that could significantly affect internal controls subsequent to their evaluation
(emphasis added). Please address whether during your last fiscal quarter there was any change in your internal control over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please confirm that you will comply with this comment when preparing future Item 308(c) disclosure.

*	*	*	*	*

	As appropriate, please amend your registration statement and respond to our comments on your periodic reports within 10 business
days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite
our review.   Please furnish a cover letter with your amendments
that
keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

	If you have any questions, please contact Rebekah Toton at
(202)
551-3857.  If you need further assistance, you may contact me at
(202) 551-3462 with any questions.


								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (650) 251-5002
	William H. Hinman, Jr.
	Greg King
	Simpson Thatcher & Bartlett, L LP
	Telephone: (650) 251-5000

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William L. Hudson
Seagate Technology
November 7, 2005
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